EXHIBIT 99.1

TeliaSonera Proposes Authorization to Repurchase Shares

The Board of Directors of TeliaSonera AB (publ) has today decided to propose the Annual General Meeting of TeliaSonera on April 26, 2005 to authorize the Board of Directors to decide on a repurchase of TeliaSonera's own shares through a public offer.

March 9, 2005

The Board of Directors of TeliaSonera AB (publ) has today decided to propose the Annual General Meeting of TeliaSonera on April 26, 2005 to authorize the Board of Directors to decide on a repurchase of TeliaSonera's own shares through a public offer.

Background and Reasons

The Board of Directors of TeliaSonera has evaluated future cash flows and balance sheet projections. The assessment indicates that strong cash flows and possible acquisitions foreseeable within the current market footprint allow the company to return SEK 30 billion to the shareholders during 2005 - 2007 in addition to ordinary dividends. In case there are attractive investment opportunities available, this figure can be adjusted.

The Board of Directors' Proposed Authorization

In accordance with the above assessment, the Board of Directors today decided to propose that the Annual General Meeting of TeliaSonera on April 26, 2005 resolves to authorize the Board of Directors, for the period until the next Annual General Meeting, to decide on a repurchase of TeliaSonera's own shares through a public offer directed to TeliaSonera's shareholders. According to the proposal, TeliaSonera may repurchase a maximum of 4.0 percent of all shares issued by the company equivalent to maximum 187,009,282 shares. As of today, TeliaSonera does not hold any shares in the company.[1]

Pursuant to the proposed authorization, the total cash consideration payable by TeliaSonera in the repurchase offer would be approximately SEK 10 billion, in addition to the proposed cash dividend of approximately SEK 5.6 billion (equivalent to SEK 1.20 per share).

The repurchase will be made at a premium to the market price on the Stockholm Stock Exchange and the Helsinki Stock Exchange. As TeliaSonera offers to buy shares at a premium, the right to participate in the repurchase offer is expected to have an economic value. The shareholders will be able to realize the economic value by utilizing detached sales rights, either through selling shares by using the sales rights or by selling the sales rights. The intention is that the sales rights will be listed on the Stockholm Stock Exchange and on the Helsinki Stock Exchange.

Provided that the Annual General Meeting decides in accordance with the above proposal by the board, the intention of the board is that the acceptance period in the public offer will end in mid-June 2005, and the payment is estimated to be made early July 2005.

The Board of Directors' intention is to propose the Annual General Meeting to be held in 2006 to cancel the repurchased shares.

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For further information journalists can contact:
TeliaSonera's Press Office, +46-(0)8-713 58 30

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[1] The plan assets of TeliaSonera's pension funds include TeliaSonera shares with a market value of approximately SEK 84 million as of December 31, 2004.